UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Otonomo Technologies Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M7571L103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. M7571L103	Page 2 of 5

(1)	NAMES OF REPORTING PERSONS Ben Volkow
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
(12)	TYPE OF REPORTING PERSON (see instructions) IN

Schedule 13G

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ITEM 1.

(a)	Name of Issuer:

Otonomo Technologies Ltd. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

16 Abba Eban Boulevard, Herzliya Pituach 467256, Israel.

ITEM 2.

(a)	Name of Person Filing:

This statement is filed on behalf of Ben Volkow (the “Reporting Person”).

(b)	Address of Principal Business Office:

The business address of the Reporting Person is c/o Otonomo Technologies Ltd., 16 Abba Eban Boulevard, Herzliya Pituach 467256, Israel.

(c)	Citizenship:

The Reporting Person is a citizen of Israel.

(d)	Title of Class of Securities:

Ordinary shares, no par value (“Ordinary Shares”).

(e)	CUSIP Number:

M7571L103

ITEM 3.	Not applicable.

ITEM 4.	Ownership.

(a-c) As a result of a merger of the Issuer and a subsidiary of Urgent.ly Inc., the Reporting Person no longer beneficially owns any Ordinary Shares.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

Schedule 13G

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ITEM 10.	Certifications.

Not applicable.

Schedule 13G

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

Ben Volkow

/s/ Ben Volkow